UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Entercom Communications Corp.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
293639100
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	293639100	SCHEDULE 13G	Page	2	of	5	Pages

1	NAMES OF REPORTING PERSONS Martin L. Garcia

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,424,395

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		419,073

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,843,468

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,843,468

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	293639100	SCHEDULE 13G	Page	3	of	5	Pages
Item 1(a). Name of Issuer:
Entercom Communications Corp.
Item 1(b). Address of Issuer’s Principal Executive Offices:
Entercom Communications Corp.
401 City Avenue, Suite 809
Bala Cynwyd, Pennsylvania 19004
Item 2(a). Name of Person Filing:
Martin L. Garcia
Item 2(b). Address of Principal Business Office or, if none, Residence:
Pinehill Capital
Attention: Martin L. Garcia
1700 S. MacDill Avenue, Suite 260
Tampa, Florida 33629
Item 2(c). Citizenship:
United States of America
Item 2(d). Title of Class of Securities:
Class A Common Stock, par value $0.01 per share (“Shares”)
Item 2(e) CUSIP Number:
293639100
Item 3. If this statement if filed pursuant to §§ 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

CUSIP No.	293639100	SCHEDULE 13G	Page	4	of	5	Pages
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: As of the date of this filing, Martin Garcia owned, directly or indirectly, an aggregate of 1,843,468 Shares.

(b)	Percent of class: 6.2%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 1,424,395 Shares

(ii)	Shared power to vote or to direct the vote: 419,073 Shares

(iii)	Sole power to dispose or to direct the disposition of: 1,843,468 Shares

(iv)	Shared power to dispose or to direct the disposition of: 0 Shares
The filing of this statement is not an admission that Mr. Garcia is, for purposes of Section 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13G.
Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8. Identification and Classification of Members of the Group.
Not Applicable
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or

CUSIP No.	293639100	SCHEDULE 13G	Page	5	of	5	Pages
influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 18, 2010

MARTIN L. GARCIA
/s/ Martin L. Garcia
Martin L. Garcia